EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Penn West Petroleum Ltd. ("Penn West" or the "Company")
Penn West Plaza
Suite 200, 207 – 9th Avenue S.W.
Calgary, Alberta T2P 1K3

2.	Date of Material Change

July 29, 2014.

3.	News Release

A news release disclosing in detail the information summarized in this material change report was issued by Penn West on July 29, 2014 and disseminated through the facilities of a recognized newswire service and would have been received by the securities commissions where Penn West is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change

On July 29, 2014, Penn West announced that the Audit Committee of the Company's Board of Directors is conducting a voluntary, internal review of certain of the Company's accounting practices. While this review is not yet completed, the Board of Directors of Penn West has concluded that certain of the Company's historical financial statements and related management's discussion and analysis ("MD&A") must be restated, which may result in the release of second quarter 2014 financial results being delayed.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On July 29, 2014, Penn West announced that the Audit Committee of the Company's Board of Directors is conducting a voluntary, internal review of certain of the Company's accounting practices. While this review is not yet completed, the Board of Directors of Penn West has concluded that certain of the Company's historical financial statements and related MD&A must be restated, which may result in the release of second quarter 2014 financial results being delayed.

Review does not affect Cash and Debt Balances, Production Guidance or Operations

Although the review is not yet complete, Penn West emphasized that the review does not affect previously disclosed cash and debt balances or previously released 2014 production guidance. Neither does the review affect operations, strategy and anticipated growth going forward.

Independent Review

The Audit Committee's review arises from accounting practices that came to the attention of the Company's new Senior Vice President and Chief Financial Officer, David Dyck, who assumed that position on May 1, 2014. The Company's management then recommended to the Board of Directors that the Audit Committee conduct an independent review of these practices. The Audit Committee, comprised solely of independent directors, retained independent Canadian and U.S. legal counsel, and an independent forensic accounting firm, to assist the Audit Committee in conducting its review.

The Audit Committee and its independent advisors are examining certain entries which appear to have been made to reduce operating costs and increase the Company's reported capital expenditures and royalty expense, and that appear to have been made without adequate supporting documentation. The accounting practices under review involve the capitalization of certain operating costs as property, plant and equipment, the income statement classification of certain costs and credits, and the timing of certain accruals relating to production, operating costs and capital. The review currently covers 2014 and the four previous fiscal years.

The preliminary findings from the review to the date of the press release are as follows:

(a)
For the fiscal year 2013, the Audit Committee and its independent advisors have identified approximately $70 million in operating expenses that were reclassified to property, plant and equipment as capital expenditures without adequate support. For the fiscal year 2012, approximately $111 million in operating expenses were reclassified to property, plant and equipment as capital expenditures without adequate support. As a result, the property, plant and equipment balances recorded on the Company's balance sheets in those fiscal years appear to be overstated.

(b)
For each of the fiscal years 2012 and 2013, the Audit Committee and its independent advisors have identified approximately $100 million in operating expenses that were incorrectly reclassified as royalty expenses. This reclassification had no impact on net income or funds flow.

These numbers are necessarily preliminary, are unaudited, and could change as the review continues.

These accounting practices appear to have existed in prior years, with the amounts varying from year to year. The Company currently believes that the remaining accounting practices under review are quantitatively less significant to the Company's historical financial statements.

The senior finance and accounting personnel believed responsible for the adoption and use of these practices have ceased to be employed by the Company.

Restatement of Historical Financial Statements

Based on the results of the review to the date of the press release, the Board of Directors, acting on the recommendation of the Audit Committee, has made a decision to restate the Company's audited annual financial statements for at least the years ended December 31, 2012 and 2013 and its unaudited interim financial statements for the three months ended March 31, 2014 and 2013 and all related MD&A (collectively, the "Restated Financials").  As a result of this decision, the Company's historical financial statements and related audit reports and MD&A should not be relied upon. Penn West intends to file the Restated Financials as soon as practicable. When the Company files Restated Financials, it will also file with the SEC one or more amended Annual Reports on Form 40-F and Reports on Form 6-K for applicable annual and interim periods.

The Company currently expects that the effect of the restatement will be to reduce historical reported capital expenditures, property, plant and equipment balances, royalty expenses and depletion expense and increase operating expenses. The review and restatement may also require Penn West to reduce its capital expenditure guidance and royalty expense assumptions and increase its operating cost assumptions for 2014 from those originally disclosed in November 2013. These adjustments would in turn reduce the Company's 2014 funds flow assumptions.

As a result of the identified accounting practices and the decision to restate certain historical financial results and/or the potential delay in reporting second quarter, 2014 financial results, the Company believes that it may not be, or may cease to be, in compliance with certain of its covenants under its unsecured, revolving syndicated bank facility and the terms of its senior unsecured notes, subject to any applicable cure periods. However, the Company believes that at no time did it fail to comply with the financial covenants contained in its bank facility and its senior unsecured notes. The Company has initiated discussions with lenders under its bank facility and will be initiating discussions with holders of its senior unsecured notes regarding the potential impact of these matters and the possible waivers of affected covenants.

Subject to satisfactory resolution of these matters, and consistent with historical practices, the Company currently expects to declare its third quarter, 2014 dividend when it approves and files its second quarter, 2014 financial results.

The Company has voluntarily informed the Alberta Securities Commission (the "ASC") and the United States Securities and Exchange Commission (the "SEC") about its internal review.

As part of the process described above, the Company is re-examining its internal controls over financial reporting and disclosure controls and procedures in order to identify any material weaknesses with such controls and procedures. As a result of the internal review, the Company will take all appropriate steps necessary to remedy any material weaknesses and to ensure that a similar situation is avoided in the future.

Unless circumstances otherwise require, Penn West will provide further comment when the review is completed, and the Board receives and considers the Audit Committee's findings and recommendations.

Trading Blackout

In conjunction with the preparation of the Company's Q2 Filings (defined below) and as a result of the internal review, Penn West established a blackout on trading by directors, officers and other insiders of Penn West, and intends to continue the blackout until the Q2 Filings and Restated Financials have been filed.

Filing Requirements

Under National Instrument 51-102 of the Canadian Securities Administrators, the Company's unaudited interim financial statements for the three and six month periods ended June 30, 2014 and the related MD&A and management certifications (the "Q2 Filings") are to be filed no later than August 14, 2014. As a result of the review and the decision to file the Restated Financials, the Company anticipates that there could be a delay in filing the Q2 Filings. The Company has applied to the ASC pursuant to Part 4 of National Policy 12-203 ("NP 12-203") for a Management Cease Trade Order ("MCTO") in connection with the decision to restate the Restated Financials and the possible late filing of the Q2 Filings. If an MCTO is issued, the Company intends to satisfy the provisions of the "alternative information guidelines" as set out in NP 12-203, including the requirement to file bi-weekly status reports in the form of news releases containing prescribed updating information, until the Restated Financials are filed and the Q2 Filings are made. An MCTO would not generally affect the ability of persons who are not directors, officers or insiders of the Company to trade in securities of the Company. There can be no assurance that an MCTO will be issued.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business telephone number of the executive officer of Penn West who is knowledgeable about the material change and this report is:

Keith Luft, General Counsel and Senior Vice President, Corporate Services
Telephone: (403) 218-8721

9.	Date of Report

August 1, 2014.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our anticipation that the release of our second quarter 2014 financial results may be delayed; our belief that the review does not affect our previously disclosed cash and debt balances, previously released 2014 production guidance, or our operations, strategy and anticipated growth going forward; our belief that the preliminary findings from the review to the date of the press release could change as the review continues; our belief that the accounting practices under review other than the incorrect booking of operating expenses as capital expenditures and royalty expenses are quantitatively less significant to our historical financial statements; our intention to file the Restated Financials and related SEC filings as soon as practicable; our expectation that the effect of the restatement will be to reduce historical reported capital expenditures, property, plant and equipment balances, royalty expenses and depletion expense and increase operating expenses; our belief that the review and restatement may require us to reduce our capital expenditure guidance and royalty expense assumptions and increase our operating cost assumptions for 2014, which in turn may reduce our 2014 funds flow assumptions; our belief that we may cease to be in compliance with certain of our covenants under our bank facility and the terms of our senior unsecured notes and our intention to seek possible waivers of affected covenants; our expectation to declare our third quarter dividend when we approve and file our second quarter financial results; our intention to take all appropriate steps necessary to remedy any material weaknesses and to ensure that a similar situation is avoided in the future; our belief that senior finance and accounting personnel believed responsible for the adoption and use of these practices have ceased to be employed by us; our intention to provide further comment when the review is completed; and our intention to continue the blackout on directors, officers and other insiders until the Q2 Filings and Restated Financials have been filed.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the nature and magnitude of the accounting errors that will need to be remedied in the Restated Financials; our ability to obtain waivers from our lenders and noteholders for any defaults under our credit and note purchase agreements and our resulting ability to declare and pay our third quarter dividend; our belief that we will be able to obtain an MCTO rather than a cease trade order; that the final results of the internal review will not be substantially different than the preliminary results of the review; and our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things the possibility that the final results of the review uncover accounting errors not identified in the preliminary results of the review and/or that the magnitude of the accounting errors is significantly different than currently expected; the possibility that we require, but cannot obtain, waivers from our lenders and noteholders for one or more defaults under our credit and note purchase agreements with the result that we are unable to access additional borrowings under our credit facility and/or we are required to repay all amounts of principal and interest owing under our credit facility and senior notes and/or we are unable to declare and pay our third quarter dividend; that we do not obtain an MCTO, or that we obtain an MCTO but do not subsequently file our Q2 Filings and/or Restated Financials by the requisite deadlines, and that as a result of one of these events an order is issued ceasing trading in our securities; that the final results of the internal review will be substantially different than the preliminary results of the review; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.